UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No: 1-6926

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

c/o Human Resources

C. R. Bard, Inc.

730 Central Avenue

Murray Hill, NJ 07974

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C. R. Bard, Inc.

730 Central Avenue

Murray Hill, NJ 07974

REQUIRED INFORMATION:

Items 1 through 3; Not required; see Item 4 below.

Item 4. Financial Statements and Exhibits.

a)	Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits – December 31, 2008 and 2007

Statements of Changes in Net Assets Available for Benefits – Years ended December 31, 2008 and 2007

Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2008

b)	Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Bard Employees’ Savings Trust 401(k) Plan
(Name of Plan)

By:	/s/ Todd C. Schermerhorn
Name:	Todd C. Schermerhorn
Title:	Senior Vice President and Chief Financial Officer

Dated: June 25, 2009

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Investment Committee

Bard Employees’ Savings Trust 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Bard Employees’ Savings Trust 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i—Schedule of Assets (Held at End of Year)—December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Short Hills, New Jersey

June 25, 2009

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Investments at fair value (Note 3)	$284,518,172	$340,125,089

Receivables:
Loans to participants	4,922,700	4,833,689
Participants’ contributions	670,183	563,092
Employer’s contributions	372,373	294,617

Total receivables	5,965,256	5,691,398

Net assets available for benefits before adjustment	290,483,428	345,816,487
Adjustment from fair value to contract value for fully benefit responsive investment contracts	630,673	(307,790)

Net assets available for benefits	$291,114,101	$345,508,697

See accompanying notes to financial statements

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and 2007

	2008	2007
Investment (loss)/income:
Interest income	$1,830,889	$1,700,872
Dividend income	6,729,240	8,194,748
Net (depreciation)/appreciation in fair value of investments (Note 3)	(76,374,821)	20,042,659

	(67,814,692)	29,938,279

Interest income, participant loans	361,715	332,474

Contributions:
Employer and other transfers, net of forfeitures	8,478,124	7,741,390
Participant	23,604,365	21,646,969

	32,082,489	29,388,359

Total (reductions)/additions	(35,370,488)	59,659,112

Deductions:
Payment of benefits	19,024,108	32,976,676

Net (decrease)/increase	(54,394,596)	26,682,436
Net assets available for benefits:
Beginning of year	345,508,697	318,826,261

End of year	$291,114,101	$345,508,697

See accompanying notes to financial statements

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

(1)	Plan Description

The following brief description of the Bard Employees’ Savings Trust 401(k) Plan (the “Plan”) is provided for general information purposes. Participants of the Plan should refer to the plan document for more detailed and complete information.

(a)	Background

The Plan is a defined contribution plan for which contributions are made by C. R. Bard, Inc. (the “Company”) and plan participants. All domestic employees of the Company not covered by a collective bargaining agreement who have either been scheduled for 1,000 hours of service or completed 12 consecutive months of service during which they performed at least 1,000 hours of service are eligible to participate in the Plan. Effective January 1, 1998, Company matching contributions associated with the Bard Common Stock Fund were designated as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”). The Bard Common Stock Fund invests primarily in qualifying employer securities.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary responsibility requirements, as well as the minimum standards for participation and vesting. The Plan is not, however, subject to ERISA’s minimum funding standards, nor are benefits under the Plan eligible for termination insurance provided by the Pension Benefit Guaranty Corporation.

(b)	Contributions

Prior to April 1, 2008, plan participants could elect to make tax deferred contributions through payroll deductions between 1% and 25% of their compensation, subject to the annual IRC section 402(g) limit on elective deferrals ($15,500 in each of 2008 and 2007). Effective April 1, 2008, the Plan was amended to allow participants to elect to make tax-deferred contributions through payroll deductions between 1% and 50% of their compensation, subject to the annual IRC section 402(g) limit. Compensation eligible for contributions to the Plan includes base pay, overtime and commissions. The Company matches 100% of a participant’s first 3% of compensation contributed to the Plan and 50% of the next 1% of compensation contributed to the Plan.

All employee contributions are fully vested and nonforfeitable. Participants may transfer or redirect their contributions each day that the New York Stock Exchange is open for business. The Plan allows participants to separately direct the investment of the Company contributions. If no separate direction is made, Company contributions are invested in the same manner as a participant’s pre-tax elections, until such time as a participant directs them to be invested differently.

The Company may elect, at its discretion, to make additional matching contributions. However, matching contributions (when aggregated with elective deferral contributions) are not to exceed the maximum tax deductible amount, in accordance with current federal tax regulations. Effective April 1, 2008, the Plan was amended to include the Vanguard Target Retirement Funds as a qualified default investment alternative in order to comply with ERISA Section 404(c) as amended by the Pension Protection Act of 2006. As of December 31, 2008, participants may direct their contributions to be invested in any of the following investment funds:

Vanguard LifeStrategy Growth Fund – Seeks to provide long-term growth of capital by investing in four other Vanguard funds; a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund’s asset allocation is expected to be approximately 80% stocks and 20% bonds.

Vanguard LifeStrategy Moderate Growth Fund – Seeks to provide a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund’s asset allocation is expected to be approximately 60% stocks and 40% bonds.

Vanguard LifeStrategy Conservative Growth Fund – Seeks to provide income and low-to-moderate capital appreciation by investing in five other Vanguard funds: a passively managed bond fund, an actively managed bond fund, an actively managed asset allocation fund, a passively managed domestic equity fund and a passively managed international equity fund.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

Vanguard Mid-Cap Index Fund – Seeks to track the investment returns of the MSCI® US Mid Cap 450 Index, which measures the performance of the stocks of a broadly diversified index of medium-sized U.S. companies.

Vanguard Prime Money Market Fund – Seeks to provide current income while maintaining liquidity and a stable share price of $1. The fund invests in high-quality, short-term money market instruments, including certificates of deposit, banker’s acceptances, commercial paper, and other money market securities.

Vanguard PRIMECAP Fund – Seeks to provide long-term capital appreciation. The fund invests in stocks considered to have above-average earnings growth potential that is not reflected in their current market prices. The fund’s portfolio consists predominantly of mid- and large-capitalization stocks.

Vanguard Small-Cap Index Fund – Seeks to track the performance of a benchmark index that measures the investment return of small-capitalization stocks. The fund employs a “passive management”—or indexing—investment approach designed to track the performance of the MSCI® US Small Cap 1750 Index, a broadly diversified index of stocks of smaller U.S. companies.

Vanguard Total Bond Market Index Fund – Seeks to track the performance of a broad, market-weighted bond index. The fund employs a “passive management”—or indexing—investment approach designed to track the performance of the Barclays Capital U.S. Aggregate Bond Index.

Vanguard Wellington Fund – Seeks to provide long-term capital appreciation and reasonable current income. The fund invests 60% to 70% of its assets in dividend-paying, and, to a lesser extent, non-dividend-paying common stocks of established medium-size and large companies. The remaining 30% to 40% of fund assets are invested mainly in investment-grade corporate bonds, with some exposure to U.S. Treasury and government agency bonds, as well as mortgage-backed securities.

Vanguard Retirement Savings Trust Fund– Seeks to provide current and stable income, while maintaining a stable share value of $1. The fund invests primarily in synthetic investment contracts backed by high-credit-quality fixed income investments and traditional investments issued by insurance companies and banks.

Vanguard International Growth Fund – Seeks to provide long-term capital appreciation. The fund invests in the stocks of companies located outside the United States. In selecting stocks, the fund’s advisors evaluate foreign markets around the world and choose companies with above-average growth potential.

Vanguard 500 Index Fund– Seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. The fund employs a “passive management”—or indexing—investment approach designed to track the performance of the Standard & Poor’s 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies.

Vanguard Target Retirement Funds – This series of separate life-cycle funds seeks to provide capital appreciation and current income. Each fund is a multi-fund portfolio designed for a targeted retirement year. Each of the funds invests in a diversified combination of underlying Vanguard funds, primarily index funds, chosen from among seven options. Through these underlying funds, this well-diversified portfolio potentially offers exposure to small-, mid-, and large-cap domestic and international stocks, as well as bonds and money market instruments. The asset mix gradually and automatically becomes more conservative, reducing the proportion invested in stocks, as the fund approaches the targeted retirement year.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

Bard Common Stock Fund – Seeks to provide the potential for long-term growth through increases in the value of the Company’s stock.

(c)	Forfeitures

In 2008, employer contributions were reduced by $1,139,624 from forfeited nonvested accounts. Total assets of the Plan as of December 31, 2008 included forfeited nonvested amounts totaling $56,366. These amounts were used to reduce future Company matching contributions.

In 2007, employer contributions were reduced by $1,022,559 from forfeited nonvested accounts. Total assets of the Plan as of December 31, 2007 included forfeited nonvested amounts totaling $211,924.

(d)	Vesting

Participants are vested in the Company’s matching contribution as follows:

Years of Service	% vested
Under 2	0
2 but < 3	25
3 but < 4	50
4 but < 5	75
5 or more	100

(e)	Loans to Plan Participants

Under the terms of the Plan, participants may borrow from their account balances with interest charged at the prime rate plus 1%, determined on January 1 of each Plan year. A participant may borrow up to one-half of their vested account balance, limited to $50,000. The loan must be repaid pursuant to a fixed payment schedule not to exceed five years from the date of the loan, unless such loan is for the purchase of a primary residence, in which case the loan may be repaid within fifteen years. Participant loans are valued at cost which approximates fair value.

(f)	Income Allocations

Investment income for an accounting period shall be allocated to participants’ accounts in proportion to the total of their respective account balances at the beginning of such accounting period plus any contributions or loan repayments credited to the account during the period.

(g)	Distributions

Participants are entitled to receive the full amount of their vested account balance when one of the following events occurs; normal retirement, termination of service, death or disability. In-service withdrawals are also permitted at the participant’s request after attainment of age 59- 1/2. Certain hardship withdrawals are also permitted. Distributions may be made in a lump sum payment, a series of installments over three to ten years, or a combination of both.

(h)	Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management and the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

(b)	Valuation of Investments

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Vanguard Retirement Savings Trust are valued at net asset value at year-end. Equities are valued at the last quoted sales price as of the close of trading at year-end; such securities not traded on the year-end date are valued at the last quoted bid price. Purchases and sales of investments are recorded on a trade date basis. The value of the Bard Common Stock Fund is not equal to the market value of the underlying shares of stock in the stock fund due to the cash portion of the fund that is necessary to maintain fund liquidity and the timing of transactions posting.

The contract value of investment contracts approximates fair value and represents initial deposits, plus contributions and interest, less benefit payments. Insurance contracts and bank contracts are nontransferable, but provide for benefit-responsive withdrawals by the plan participants at contract value.

(c)	Plan Administration

Under a trust agreement dated January 1, 1998, Vanguard Fiduciary Trust Company (“Vanguard”) is the appointed trustee of the Plan and administers the Plan’s assets together with the income therefrom. All expenses incurred for the Plan by the trustee and the Company may be either paid by the Company or from the assets of the Plan. Substantially all expenses of the Plan have been paid by the Company in 2008 and 2007.

(d)	Basis of Accounting

Accounting records maintained by the trustee are on the accrual basis of accounting.

(e)	Tax Status

The Internal Revenue Service has determined and informed the plan sponsor by a letter dated December 4, 2001, that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

(f)	Payments of Benefits

Benefits are recorded when paid.

(g)	Risks and Uncertainties

The Plan provides for various investment options in stocks and other investment securities including the Company’s common stock (approximately 36% of net assets available for benefits at December 31, 2008). Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. A discussion of risks and uncertainties associated with the Company’s common stock is included in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2008.

(3)	Investments

At December 31, 2008 and 2007, the Plan’s assets were allocated among various investment funds.

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 describes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

Level 2 – Observable inputs, such as quoted prices for similar assets; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using other methodologies.

Investments measured at fair value are summarized below:

	2008				2007
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
Registered Investment Companies	$131,465,849	$131,465,849	$—	$—	$179,635,759
Common/Collective Trust	48,241,465	—	48,241,465	—	40,678,159
Bard Common Stock Fund	104,810,858	104,810,858	—	—	119,811,171

Total Investments	$284,518,172	$236,276,707	$48,241,465	$—	$340,125,089

The following investments at fair value represent 5% or more of the Plan’s net assets available for benefits at December 31,

	2008	2007
Vanguard 500 Index Fund	$33,086,607	$54,710,552

Vanguard International Growth Fund	10,020,268	21,181,092

Bard Common Stock Fund	104,810,858	119,811,171

Vanguard PRIMECAP Fund	19,307,985	28,154,641

Vanguard Retirement Savings Trust	48,241,465	40,678,159

The Plan’s investments (including realized and unrealized gains and losses) (depreciated)/appreciated in value as follows:

	2008	2007
Bard Common Stock Fund	$(13,285,597)	$15,012,616
Registered Investment Companies	(63,089,224)	5,030,043
Common/Collective Trusts	—	—

	$(76,374,821)	$20,042,659

(4)	Related-Party Transactions

Certain Plan investments are shares of registered investment companies and a common/collective trust managed by Vanguard. These transactions are considered party-in-interest transactions because Vanguard acts as the trustee and record keeper for the Plan.

At December 31, 2008 and 2007, the Plan had outstanding loans to participants of $4,922,700 and $4,833,689, respectively. These transactions are considered parties-in-interest transactions.

At December 31, 2008, the Plan held Bard common stock valued at $104,810,858. At December 31, 2007, the Plan held Bard common stock valued at $119,811,171. During the year ended December 31, 2008, the Plan purchased Bard common stock with a market value of $15,429,748. During the year ended December 31, 2007, the Plan purchased Bard common stock with a market value of $7,913,631.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

(a)	(b) Identity of Issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest collateral, par or maturity value	(d)	(e) Current Value
*	Vanguard 500 Index Fund	Registered Investment Company	**	$33,086,607
*	Vanguard Int’l Growth Fund	Registered Investment Company	**	10,020,268
*	Vanguard LifeSt Conserv Growth	Registered Investment Company	**	2,521,908
*	Vanguard LifeSt Growth Fund	Registered Investment Company	**	6,529,510
*	Vanguard LifeSt Mod Growth	Registered Investment Company	**	4,695,728
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	**	7,897,988
*	Vanguard PRIMECAP Fund	Registered Investment Company	**	19,307,985
*	Vanguard Prime Money Mkt Fund	Registered Investment Company	**	9,707,740
*	Vanguard Sm-Cap Index Inv Fund	Registered Investment Company	**	6,617,497
*	Vanguard Tgt Retirement 2010	Registered Investment Company	**	136,199
*	Vanguard Tgt Retirement 2015	Registered Investment Company	**	455,435
*	Vanguard Tgt Retirement 2020	Registered Investment Company	**	1,233,186
*	Vanguard Tgt Retirement 2025	Registered Investment Company	**	727,500
*	Vanguard Tgt Retirement 2030	Registered Investment Company	**	588,004
*	Vanguard Tgt Retirement 2035	Registered Investment Company	**	1,012,689
*	Vanguard Tgt Retirement 2040	Registered Investment Company	**	1,246,141
*	Vanguard Tgt Retirement 2045	Registered Investment Company	**	782,084
*	Vanguard Tgt Retirement 2050	Registered Investment Company	**	330,310
*	Vanguard Target Retirement Income	Registered Investment Company	**	118,900
*	Vanguard Total Bond Mkt Index Fund	Registered Investment Company	**	13,378,262
*	Vanguard Wellington Fund	Registered Investment Company	**	11,071,908
*	Vanguard Retirement Savings Trust Fund	Common/Collective Trust	**	48,872,138
*	Bard Common Stock Fund	Company Stock Fund	**	104,810,858

	Total assets held for investment purposes			$285,148,845

*	Party-in-interest
**	Cost information omitted for fully-participant directed investments